EMI

RECEIVED
2006 JUL 24 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06015424

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

14th July, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th July 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 13th July 2006 noting the decision of the European Court of First Instance to annul the European Commission's decision authorising the Sony/BMG joint venture; and,

(b) a News Release dated 13th July 2006 containing the Chairman's statement to shareholders made at the Company's Annual General Meeting held on 13th July 2006.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(c) a letter dated 14th July 2006 enclosing the resolutions, other than ordinary business, which were passed at the Company's Annual General Meeting held on 13th July 2006.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 7/24

Encs.

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

RECEIVED

2006 JUL 24 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/57

EMI Group plc

London, 13 July 2006 - EMI Group notes the decision of the European Court of First Instance to annul the European Commission's decision authorising the Sony BMG joint venture.

This judgement is about how the Commission undertook its assessment of the Sony BMG case in 2004 and the particular evidence presented in that case. It will require detailed study before any wider conclusions can be reached.

Enquiries

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

BRUNSWICK GROUP LLP

Patrick Handley +44 20 7404 5959

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/58

EMI GROUP PLC
Chairman's Statement – 2006 Annual General Meeting

LONDON 13 July 2006: Speaking today at the EMI Group Annual General Meeting, Eric Nicoli, Chairman, said:

"We remain confident that the global music industry has excellent long-term prospects driven by the rapidly expanding demand for digital music. At EMI, we are enjoying impressive creative momentum, have exciting release schedules for both divisions, are generating very high growth in digital sales, and are on track to deliver the cost savings from our latest restructuring plan. We believe that we will, in this financial year, again deliver a strong operating performance, achieve our financial objectives and make good progress.

EMI Music has shown continued success in breaking and developing artists with long-term career potential. In this financial year, we have seen encouraging on-going sales from albums by KT Tunstall, Corinne Bailey Rae, The Kooks and Diam's. KT Tunstall's debut album, *Eye to the Telescope,* has now sold over 3m units, with Corinne Bailey Rae's self-titled debut album selling in excess of 1.5m units. Both artists show very exciting signs of further success, not least in the US.

In the financial year to date, we have also delivered promising new releases from established stars Hikaru Utada, Tiziano Ferro, Pet Shop Boys, Underoath and Bubba Sparxxx. Utada's latest album, *Ultra Blue,* has made an excellent start, selling more than 1m units so far. Digital products from the album have enjoyed remarkable success with almost 4m single tracks and ringtunes sold to date.

EMI Music's digital revenues continue to show strong growth, significantly more than doubling compared with the same period last year. Mobile products, in particular, are growing very rapidly and now account for over 40% of the division's total digital revenues.

Our planned release schedule for the remainder of the financial year is broadly based, comprising a healthy mix of global and local artists and encompassing both long-established and newly emerging superstars. The highlights include albums from The Beatles, Norah Jones, Robbie Williams, Janet Jackson, KT Tunstall, Joss Stone, Chingy, Stacie Orrico, Keith Urban, Trace Adkins, Dierks Bentley, RBD, Relient K and Renaud.

EMI Music Publishing has continued to enjoy impressive chart success across all major territories with releases from artists including Natasha Bedingfield, James Blunt, Nelly Furtado, Sean Paul, Pink and Rihanna. n May, we were again named Pop Publisher of the year by both BMI and ASCAP and, in June, ASCAP's Rhythm and Soul publisher for the 12th consecutive year. We continue in our efforts to ensure that the correct infrastructure is in place to identify and collect fully all future digital revenues. In particular, we are moving forward with the development of a pan-European 'one-stop shop' for the licensing of online rights, in partnership with MCPS-PRS and GEMA.

Releases from EMI Music Publishing artists Audioslave, Kelly Clarkson, Daddy Yankee, Missy Elliott, Norah Jones, Scissor Sisters, The Feeling, The Zutons, Usher, Kanye West and Pharrell Williams, feature in this financial year's schedule.

We are making good progress on the implementation of the latest phase of the Group's restructuring plan and are on track to deliver total annualised savings of £30m by the end of the next financial year. These measures are aimed at further optimising our business structures to ensure that we remain flexible and innovative, and so best positioned to capitalise on the opportunities arising from an increasingly digital marketplace.

The results in the last financial year and the momentum we are seeing in both divisions is the culmination of our efforts over the past five years to transform the way we do business in a rapidly evolving environment. Crucial to this success has been our unflinching commitment to creative excellence, which has produced an encouraging blend of established and emerging international and local stars with an impressive global reach. These efforts have been coupled with disciplined cost management which has resulted in the removal of £150m of annualised fixed costs with a further £30m still to be delivered. Importantly, this has been achieved whilst maintaining our investment in creative development and in technological and management capabilities.

EMI has consistently been at the forefront of the industry's digital development and the fight against piracy over the past seven years. We intend to remain at the cutting edge of this exciting marketplace by partnering with a host of digital content distributors and facilitating the development of a broad range of digital business models.

Our results show that EMI is thriving in its own right and, I believe, that we have created a strong platform from which to consider the possible acquisition of Warner Music Group Corp. (Warner Music).

As we have previously announced, since 1 May 2006, EMI has made two proposals to acquire Warner Music and Warner Music has made two alternative proposals to acquire EMI.

The most recent unsolicited proposal from Warner Music, dated 27 June 2006, was to acquire all of the share capital of EMI for 320 pence per share in cash. Our Board considered this proposal and unanimously rejected it as wholly unacceptable in the light of EMI's prospects, the potential synergy benefits of a combination of the two companies and the range of strategic options available to EMI.

EMI's most recent proposal, dated 23 June 2006, was to acquire all of the outstanding shares of Warner Music for US$31 per share in cash. Our Board believes that such an offer would be fully supported by the synergy benefits available from the combination of the two businesses and would deliver compelling value and earnings accretion to EMI's shareholders. Although we believe that an offer at this level represents full and fair value for Warner Music, the Board of Warner Music has rejected it.

The Board of EMI continues to believe that an acquisition of Warner Music by EMI for US$31 per share in cash could be very attractive to the shareholders of both companies and would deliver value to EMI's shareholders, which is far superior to that offered by Warner Music's last proposal.

The Board notes the decision of the European Court of First Instance to annul the European Commission's decision authorising the Sony BMG joint venture. This judgement is about how the Commission undertook its assessment of the Sony BMG case in 2004 and the particular evidence presented in that case. It will require detailed study before any wider conclusions can be reached.

The Board of EMI is sharply focused on creating value for EMI's shareholders. We have strong operating momentum and will pursue a transaction to combine with Warner Music only if it delivers enhanced value and earnings accretion to EMI's shareholders.

The Chairman's AGM presentation will be webcast live and can be accessed via the Company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

Enquiries

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

BRUNSWICK GROUP LLP

Patrick Handley +44 20 7404 5959

VIA PR NEWSWIRE DISCLOSE

ER 06/59

Company Announcements Office,
London Stock Exchange.

14th July, 2006.

EMI GROUP PLC

Resolutions passed at the EMI Group plc 2006 Annual General Meeting

Copies of the resolutions which were not classed as ordinary business, passed at the Company's Annual General Meeting held on Thursday 13th July 2006, have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 13 July 2006

At the Annual General Meeting of the Company duly convened and held at Deutsche Bank, 75 London Wall, London EC2N 2DB on 13 July 2006 the following resolutions were duly passed as special resolutions:

11 SPECIAL RESOLUTION

THAT the power to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14(B) of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2007 or at the conclusion of the 2007 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,550,479.

12 SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 79,292,556 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and,

(ii) this authority, unless previously renewed, shall expire on 12 October 2007 or at the conclusion of the 2007 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary